Morgan, Lewis & Bockius LLP                              Morgan Lewis
1701 Market Street                                       Counselors at Law
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com




September 29, 2014

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 182 (File No. 033-50718) and Amendment No. 184 (File No. 811-07102) to Registration Statement on Form N-1A
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 182 and, under the Investment Company Act of 1940, as amended, Amendment No. 184 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of revising the principal investment strategies and principal risks, among other things, of the Frost Small Cap Equity Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.4660.

Very truly yours,


/s/ Christine Nassauer
----------------------
Christine Nassauer